UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

(Amendment No. 2)

GENTIUM S.P.A.
(Name of Subject Company)

GENTIUM S.P.A.
(Names of Persons Filing Statement)

Ordinary Shares, no par value
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

37250B922 (Ordinary Shares, which are not traded on U.S. markets)
37250B104 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Dr. Khalid Islam
Chairman & Chief Executive Officer
Gentium S.p.A.
Piazza XX Settembre 2
22079 Villa Guardia (CO), Italy
+39 031 537 3200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Lorenzo A. Corte, Esq. Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street, Canary Wharf London, E14 5DS, England +44 20 7519 7000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the U.S. Securities and Exchange Commission (the "SEC") on December 24, 2013, as amended by that certain Amendment No. 1 filed with the SEC on January 10, 2014 (as amended, the "Statement"), by Gentium S.p.A., a società per azioni organized under the laws of the Republic of Italy (the "Company"). The Statement relates to a tender offer by Jazz Pharmaceuticals Italy S.r.l. ("Purchaser"), an Italian società a responsabilità limitata and a wholly owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland ("Parent"), to purchase all of the outstanding ordinary shares, no par value, of the Company (the "Common Stock"), and the American Depositary Shares, each representing one share of Common Stock (the "ADSs" and, together with the Common Stock, the "Company Shares") at a purchase price of $57.00 per Company Share (without duplication for shares of Common Stock underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Share Form of Acceptance (the "Share Form of Acceptance") and the ADS Letter of Transmittal (together with the Offer to Purchase and the Share Form of Acceptance, each as may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Tender Offer Statement on Schedule TO, dated December 23, 2013 (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the SEC on December 23, 2013.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 8.   ADDITIONAL INFORMATION.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of Item 8:

"Litigation.

On or about January 15, 2014, Xavion Jyles, an individual alleging himself to be a shareholder of the Company, filed a purported class action complaint in the United States District Court for the Southern District of New York, captioned Xavion Jyles, Individually and on Behalf of All Others Similarly Situated v. Gentium S.P.A. et al., naming as defendants the Company, the members of the Company Board, Parent, and Purchaser.  The complaint purports to state a claim against all defendants for violations of Section 14(e) and 20(a) of the Exchange Act for alleged material omissions from the Statement filed by the Company on December 24, 2013 with the SEC.  The complaint also purports to state claims against the Company's directors under Article 2395 of the Italian Civil Code for their claimed dissemination of the allegedly misleading Statement, and also purports to state a claim against the Company's directors for breach of fiduciary duty under Italian law for allegedly agreeing to the sale of the Company for an inadequate price after an inadequate process.  The complaint seeks, among other relief, class action status, to enjoin the transactions contemplated by the Tender Offer Agreement, recission and an award of unspecified costs, attorneys' fees and expenses to the plaintiff.  The Company believes that the lawsuit is without merit and intends to defend the litigation vigorously.  The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(D) to the Statement."

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ITEM 9.   EXHIBITS.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)
Complaint captioned Xavion Jyles, Individually and on Behalf of All Others Similarly Situated v. Gentium S.P.A. et al., filed on or about January 15, 2014, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name:	Salvatore Calabrese
Title:	Chief Financial Officer and Chief Operating Officer

Dated: January 17, 2014

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